BB 3/29 ✱

07006073

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2007 WASH, D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

RECD S.E.C. MAR 1 2007 603

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Scott Eveleth — (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2.26.07
Date

President & CEO
Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 26th day of February 2007.

Notary Public

CHRISTINA ISOPO
Notary Public - State of New York
NO. 01IS6089813
Qualified in Queens County
My Commission Expires 3/31/07

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Exane S.A.

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2007

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 12,806,593
RECEIVABLES:	
Brokers, dealers and clearing organizations	9,158,425
Affiliate	1,678,218
Customers	343,193
SECURITIES OWNED, at fair value	9,140,782
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS—At cost (less accumulated depreciation and amortization of $ 422,837)	1,731,307
PREPAID AND OTHER ASSETS	696,440
TOTAL ASSETS	$ 35,554,958

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 4,017,808
Payables:	
Customers	8,851,423
Brokers, dealers and clearing organizations	291,671
Other	1,228,342
Total liabilities	14,389,244
SHAREHOLDER'S EQUITY:	
Common stock, 0.01 par value—authorized, 1,000 shares; issued and outstanding	10
Additional paid-in capital	4,999,990
Retained earnings	16,165,714
Total shareholder's equity	21,165,714
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 35,554,958

See notes to statement of financial condition.

1. ORGANIZATION

Exane, Inc. (the "Company") is a wholly-owned subsidiary of Exane SA (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., the Pacific Stock Exchange and the International Securities Exchange. The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of French and other European institutional investors. The Company deals primarily in securities of European issuers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned—Securities owned at December 31, 2006, consists of certificates of deposits with maturities greater than 90 days and money market mutual funds, including a $515,488 deposit that has been pledged to a landlord.

Furniture, Equipment and Leasehold Improvements—Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated using the straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

Receivables and Payables from Brokers and Dealers—Receivables from brokers and dealers primarily consist of securities failed to deliver and customer commissions cleared through another U.S. broker dealer. Payables to brokers and dealers primarily consist of securities failed to receive.

Receivables and Payables from Customers—The amounts reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash transactions. The receivables are collateralized by securities failed by others for delivery to the Company, the value of which is reflected in the accompanying statement of financial condition.

Translation of foreign currency—Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Use of Estimates—In presenting the financial statement in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities (such as compensation bonus payable and taxes) and the disclosure of contingent assets and liabilities at December 31, 2006, as well as the reported amounts of income and expenses for

the year then ended. Therefore, actual results could differ from those estimates, resulting in a material impact to the statement of financial condition.

New Accounting Pronouncements— In September 2006, the FASB issued Statement No.157, *Fair Value Measurements* ("SFAS 157"). This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. In addition, SFAS 157 prohibits the use of block discounts when valuing large blocks of securities. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 ("FIN 48").* The interpretation clarifies, among other things, the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition by mandating a consistent approach to recognizing income tax benefits. FIN 48 applies to all tax positions that are within the scope of Statement 109 and establishes a two-step approach for recognizing and measuring tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of the interpretation will be reported as an adjustment to the opening balance of retained earnings as of January 1, 2007. The Company does not expect that the adoption will have a material effect on its financial condition or operating results.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this Statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2006. The Statement also allows an entity to early adopt the Statement provided that the entity also adopts the requirements of SFAS No. 157. The Company is currently evaluating the impact this guidance will have on its statement of financial condition and results of operations.

The Financial Accounting Standards Board released FASB Statement No. 158 *Employer's Accounting for Defined Pension and Other Postretirement Plans* (SFAS No. 158), amending FASB Statements No. 87, 88, 106 and 132(R). Exane Inc. is not required to adopt SFAS No. 158 until fiscal year ending December 31, 2007. SFAS No. 158 requires full recognition of a liability if the Plan liabilities are greater than assets (or an asset if the Plan assets are greater than liabilties).

3. RELATED PARTY TRANSACTIONS

The Company executes, clears and acts as a custodian for securities transactions through another U.S. broker-dealer or a foreign affiliate. Most of their transactions are denominated in foreign currencies. The statement of financial condition reflects the following related party balances as of December 31, 2006:

Assets:		
Receivable from affiliate	$	1,678,218
Receivable from brokers and dealers		9,140,741
Liabilities:		
Payable to brokers and dealers	$	291,671
Other		53,871

The receivable from affiliate balance represents the net commission fees receivable as of December 31, 2006. Other represents a non-customer payable for the securities cleared, pending cash pay-out.

4. EMPLOYER BENEFIT PLAN AND STOCK COMPENSATION PLAN

401(k) Retirement Plan—The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions.

Defined Benefit Pension Plan—The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2006, the pension plan assets were invested in a portfolio consisting primarily of cash and Certificates of Deposit managed by the Company. Employees must be 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

The plan has less than seven years of investing history and has been very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% - 5% for long term government bonds and 8% - 12% for broad US equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2006.

For the year ending December 31, 2007, the expected pension contribution is $400,000. This amount includes $100,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, no benefit payments are expected between 2006 and 2011. Expected payments for the five years subsequent to 2012 are $297,000.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation—beginning of year	$ 1,851,429
Service cost	429,175
Interest cost	112,981
Actuarial loss	(133,010)
Insurance premiums	(84,724)
Benefits paid	(268,265)
Changes due to amendments	(200,994)
Benefits obligation—end of year	$ 1,706,592

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value—beginning of year	$ 1,422,708
Actual return on plan assets	(19,733)
Employer contribution	434,724
Insurance premiums	(84,724)
Benefits paid	(268,265)
Fair value—end of year	$ 1,484,710

The financial status for fiscal 2006 is as follows:

Funded status	$(221,882)
Unrecognized prior service cost	(103,800)
Unrecognized net loss	256,203
(Accrued)/Prepaid pension cost	$ (69,479)

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2006:

Discount rate	5.75 %
Expected return on plan assets	6.00 %
Rate of compensation increase	3.00 %
Measurement date - December 31, 2006	

Exane, Inc. 2002 Phantom Share Ownership Plan—On January 2, 2002, the Company established a deferred compensation plan. The Exane, Inc. 2002 Phantom Share Ownership Plan (the "Phantom Share Plan") was designed for employees as a method of deferring annual bonus compensation and receiving a return approximating the return results of the Parent's ownership equity. The employees elected to receive Phantom Share Units for which the ultimate value is linked to the unit share price of the Fonds Commun de Placement d'Enterprise named "Actionariat Salarie d'Exane" as created in 2000 under the Exane Employee Share Ownership Plan. The plan terminated in December 2005 with the final pay out in June 2006.

5. COMMITMENTS AND CONTINGENCIES

Leases—The Company occupies office space under noncancelable lease with initial or remaining terms approximately five years. Future minimum payments are as follows:

2007	$ 617,830
2008	617,830
2009	617,830
2010	669,055
2011	669,055
2012 and thereafter	5,454,113
	$ 8,645,713

Guarantees—The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued

expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2006, net capital of $15,988,623 which exceeded the required net capital minimum of $250,000 by $15,738,623.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

Exane, Inc.
640 Fifth Ave. 15th FL
New York 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 26, 2007 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END